SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                 Report on Form 6-K for the month of April, 2001


                                   Novartis AG
                              (Name of Registrant)


                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland
                                   -----------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                             Form 20-F X     Form 40-F
                                      ---             ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes      No X
                                       ---      ---

Enclosures:  1. Press release dated April 30, 2001 re Global Indication for
                Diovan
             2. Press release dated April 23, 2001 re Acquisition of Rights to
                `super-statin'
             3. Press release dated April 19, 2001 re Group Sales up 11% in Q1
             4. Press release dated April 11, 2001 re Approval of Generic
                Cyclosporin
             5. Press release dated April 5, 2001 re European Approval for
                Starlix
             6. Press release dated April 4, 2001 re Publication of Phase 1 data on Glivec
             7. Press release dated April 3, 2001 re Study on Cholesterol-
                Lowering Treatment
             8. Press release dated April 2, 2001 re Novartis Generics Acquires
                Lagap
             9. Press release dated April 2, 2001 re Novogyne Pharmaceuticals
                Acquires CombiPatch from Aventis

[Novartis Logo]                                        Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            --------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
            --------------------------------------------------------

Novartis files for global indication for Diovan(R)in the treatment of heart failure

Basel, 30 April 2001 - Novartis Pharma AG today filed for a new indication for Diovan(R) (valsartan) for the treatment of heart failure. A filing was made with the Food & Drug Administration (FDA) in the US, and with other major health authorities around the world. Diovan is the first angiotensin II receptor blocker (ARB) to seek an indication for heart failure in the US and will be the only ARB undergoing review for an indication beyond hypertension.

The decision to file Diovan for heart failure was based on the positive findings of the landmark Valsartan Heart Failure Trial (Val-HeFT)(1), a landmark study of 5,010 heart failure patients at 300 centres in 16 countries. Val-HeFT showed that Diovan significantly reduced morbidity* by 13.2% (p=0.009) vs placebo in heart failure patients taking usual therapy. Another major finding was that Diovan significantly reduced heart failure hospitalisations by 27.5% compared to placebo (p=0.00001). The study also showed that Diovan significantly improved NYHA functional class (p<0.001) and ejection fraction (p=0.001), significantly improved heart failure signs and symptoms (p<0.05), and significantly improved the quality of life (p=0.005) of heart failure patients taking usual therapy. In Val-HeFT, the rate of all cause mortality was similar in Diovan and placebo patient groups.

"Today's filing for a heart failure indication for Diovan is an important milestone for Novartis and further demonstrates the cardioprotective potential of Diovan," says Thomas Ebeling, CEO of Novartis Pharma AG. "This confirms our commitment to improving the quality of life for patients with heart failure, especially through reductions in symptoms and the need for hospitalisation due to this debilitating disease."

Heart failure, or progressive weakening of the heart muscle, is the fastest growing cardiovascular disease in the world - reaching epidemic proportions in industrialized nations. Twenty million people worldwide have heart failure(2) and the condition is the most common reason why patients aged 65 or older are hospitalized.(3) High blood pressure is a common risk factor for heart failure and about 75% of patients have hypertension before they progress to heart failure.(4)

Diovan is a highly selective, well-established, and effective first-line treatment for hypertension and is the only ARB to demonstrate benefits in heart failure patients in a large-scale clinical trial. About three million patients worldwide take Diovan for their high blood pressure. Approved in more than 80 countries, Diovan is the fastest growing branded prescription antihypertensive in several markets including the US. Diovan grew 55% and achieved sales of 1.2 billion CHF in 2000.

Novartis is conducting the largest declared ongoing clinical trial programme for any ARB, involving 35,000 patients. Besides Val-HeFT, three other major international trials are investigating the Diovan promise of prolonging and improving patients' lives across a variety of cardiovascular disease states, including: VALIANT (post-myocardial infarction patients); VALUE (high-risk patients with hypertension); and ABCD-2V (involving adult type-2 diabetes patients with either normal or high blood pressure).


This press release contains forward looking statements which can be identified by the use of forward looking terminology such as "file", "potential", "seek", "conducting", "promise", "growing" , "ongoing", "improve" or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned clinical trials will result in the commercialisation of any product in any market. Any such commercialisation can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general. Any of these and other factors can cause the actual results to differ materially from the expected or predicted results.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69,000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com

                                      # # #

References:

1 Data presented at the 73rd Scientific Sessions of the American Heart Association, New Orleans, 12- 15 November, 2000
2    Doctors told of new heart failure treatment." Reuters (July 19, 1999).
3 National Heart, Lung, and Blood Institute. National Institutes of Health Data Fact Sheet Congestive Heart failure in the United States: A New Epidemic. Bethesda, MD. September 1996.
4    American Heart Association. Heart and Stroke Statistical Update 2000.

* Note: Morbidity was defined as time to first morbid event including death, sudden death with resuscitation, hospitalisation for heart failure, or administration of intravenous inotropic or vasodilator drugs for four hours or more without hospitalisation.

General information about hypertension and Diovan is available at (www.hypertensionandhealth.com).

[Novartis Logo]                                        Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            --------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
            --------------------------------------------------------

Novartis acquires European rights to 'super-statin' cholesterol treatment pitavastatin

o    New compound may have superior efficacy in 'statin' class

o    Novartis' cardiovascular franchise further strengthened

Basel, 23 April 2001 - Novartis announced today that it has acquired the rights to pitavastatin, a highly potent and efficacious HMG-CoA(1) reductase inhibitor currently in clinical phase II development for the regulation of dyslipidemia (abnormal cholesterol levels in the blood).

To gain the product rights Novartis has acquired a privately held company based in Paris, France, Hazal Finance and its affiliate, which licensed pitavastatin from Kowa Company Ltd and Nissan Chemical Industries, Ltd (Japan). The acquisition does not include other activities. Further details, including overall cost for the transaction, will be disclosed upon completion of on-going negotiations to expand co-marketing rights to additional countries.

"We are really excited about having a super-statin in our portfolio that manages all lipid parameters", stated Thomas Ebeling, CEO of Novartis Pharma AG. "Pitavastatin's impressive potential profile, backed by our extensive clinical and marketing expertise in cardiovascular medicine and cholesterol treatment, could make us a leading provider of cholesterol management therapy. Most importantly, however, it should provide physicians with a more powerful agent to bring patients closer to their treatment goal. We will do everything to accelerate the filing in Europe, which is planned for 2005", he added.

About pitavastatin
Pitavastatin, holds promise to be one of the most effective agents in the statin class. Among its potential distinguishing features are the power to lower LDL ('bad' cholesterol) and raise HDL ('good' cholesterol) in addition to an excellent drug interaction and safety profile. Japanese and European clinical data suggest that the new drug may have significantly better efficacy on LDL-C, triglyceride and HDL-C levels, than compounds currently held to be the best in class.


----------
1 HMG-CoA = 3-hydroxy-3-methylglutaryl coenzyme A

Pitavastatin will substantially expand Novartis' cardiovascular franchise which includes the antihypertensives Diovan(R), Lotrel(R), Cibacen(R), the cholesterol lowering agent Lescol(R) and the antidiabetic product Starlix(R). Pitavastatin has already been submitted for regulatory approval in Japan by Nissan and Kowa.

Transaction details
The transaction covers semi-exclusive licensing rights for Europe, Canada and certain African countries. Kowa has the right to co-market pitavastatin in each EU country or to designate a partner but not a top ranking company. Thus of all top ranking pharmaceutical companies, Novartis has exclusive rights in Europe and Canada.

Furthermore, Novartis and Nissan hold certain patent rights relating to pitavastatin in the US.

About statins
Statins block the synthesis of cholesterol in the liver, thereby increasing the organ's uptake of low-density lipoprotein (LDL) cholesterol, and subsequently decreasing the concentration of LDL and total blood cholesterol.

About dyslipidemia
Demographic trends, increasing public awareness of issues surrounding cholesterol, and increased diagnosis and treatment, have expanded the potential of the lipid-lowering market. In the US alone, there are about 100 million people with elevated cholesterol, with less than 20% (about 17 million) currently on medical therapy. With a rising prevalence of dyslipidemia in the coming years, prescription growth is estimated to rise at about 15% per year.

A consequence of unmanaged dyslipidemia is the deposition of cholesterol on the artery walls leading to arterial hardening or atherosclerosis. Arteriosclerosis of the coronary and peripheral vasculature is the leading cause of death worldwide. Treatment with statins in reducing coronary heart disease morbidity and mortality has had a major impact on the treatment of dyslipidemia on the market for such agents. Although several other classes of drugs such as fibrates and resins are in use, statins now dominate the dyslipidemia market and constitute a USD 11 billion market which is expected to double within the next five years.


The forgoing press release contains forward-looking statements which can be identified by terminology such as "will", "has the potential", "suggest", "will initiate", "expected" or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned clinical trials will result in the commercialization of any product in any market. Any such commercialization can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection, and competition in general.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion

(USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69,000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

[Novartis Logo]                                        Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            --------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
            --------------------------------------------------------


Novartis Group sales up 11% in local currencies to CHF 7.3 billion (USD 4.2 billion) in first quarter of 2001

o Dynamic growth with Pharmaceuticals up 10% in Swiss francs and 13% in local currencies

o    22% rise in US Pharmaceuticals sales

o    Starlix successfully launched in the US


First quarter sales


                                       2001(1)             2001         2000(2)              Change
                                                                                                     in local
                                                                                       In CHF      currencies
                                  USD millions     CHF millions    CHF millions             %               %
-------------------------------------------------------------------------------------------------------------
Pharmaceuticals                          2 623            4 538           4 115            10              13
Generics                                   305              528             508             4               7
Consumer Health                            920            1 591           1 562             2               3
CIBA Vision                                244              423             294            44              47
Animal Health                              139              240             251            -4               0
-------------------------------------------------------------------------------------------------------------
Total                                    4 231            7 320           6 730             9              11
-------------------------------------------------------------------------------------------------------------

1    Convenience translation of CHF into USD at a 31 March 2001 spot rate of
     1.73. This translation should not be construed as representations that the Swiss franc amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate.

2 Restated for product transfers from Pharmaceuticals to OTC and Generics, and from CIBA Vision to Pharmaceuticals.


Basel, 19 April 2001 - In the first three months of 2001, Novartis achieved total sales of CHF 7.3 billion (USD 4.2 billion), an increase of 11% in local currencies or 9% in Swiss francs. Sales rose particularly rapidly in Pharmaceuticals (+13%) and CIBA Vision (+47%).


Pharmaceuticals (+13% in local currencies)

Sales increased by 13% (+10% in Swiss francs) to CHF 4.5 billion (USD 2.6 billion), driven by key growth drivers and newly launched products, which achieved good market penetration.

Growth in Primary Care was fuelled by Diovan, Lamisil, Cibacen/Lotrel, Foradil and Exelon. Novartis' flagship antihypertensive Diovan/Co-Diovan (+39%) extended its segment share worldwide while Lamisil (antifungal; +48%) again performed well, maintaining its leadership position in the onychomycosis segment. The antihypertensive Lotrel (Cibacen combined with amlodipine; +14%) continued to drive the Cibacen range (hypertension; +3%). Exelon (Alzheimer's disease) achieved sales of CHF 99 million (USD 57 million) thanks to dynamic performances in Europe, and the US - where, at the end of March, it had captured more than 28% of new prescriptions in its market segment. Foradil (asthma; +21%) gained FDA approval in February and is set to launch in the US this quarter.

The novel antidiabetic Starlix has been well received by physicians and patients in the US and very recently gained European approval.

Famvir and Denavir, the antivirals acquired last December, continued to perform well in the Novartis portfolio and contributed CHF 92 million (USD 53 million) in first-quarter sales.

Oncology posted excellent results as growth accelerated: Femara rapidly extended its market share, with sales climbing 59%, driven by the US launch as first-line therapy for advanced breast cancer in postmenopausal women. Aredia (bone metastasis; +34%) continued to grow strongly and Sandostatin (acromegaly) sales rose 33%. Zometa (hypercalcemia of malignancy) gained EU approval and is scheduled to launch this quarter.

In Transplantation, sales of the gold standard immunosuppressant Sandimmun/Neoral were up 3%, supported by the introduction of Neoral in Japan. The increase was despite continued pressure from generics in the US, where sales declined just 5% owing to physicians' reluctance to switch patients who are stable and doing well on Neoral. The new Neoral C2 patient monitoring system, which has been shown to further reduce the incidence of acute rejections, has contributed to maintaining sales performance.

In Ophthalmics, which was transferred from CIBA Vision at the beginning of the year, Visudyne (wet forms of age-related macular degeneration) made a good start by achieving first-quarter sales of CHF 80 million (USD 46 million). The product will benefit from reimbursement in major European countries gained this year and will generate additional revenues from its pathologic myopia indication, which was recently approved in Europe.

In Mature Products, Voltaren (inflammation; -7%) continued to face pressure from generic products in various markets, however, the sales decline was lower than for the year 2000.


Strength in the US: launches and growth driver expansion

Positive results in large clinical trials, together with powerful marketing and sales support have been instrumental in the strong launches of Starlix and Femara in the US. Initial uptake of Starlix has been in line with Novartis' expectations, whilst new prescriptions of Femara rose from 24% in December to more than 34% in March, reflecting its proven superiority to the standard treatment, tamoxifen. The epilepsy treatment Trileptal achieved the most successful launch ever for an anticonvulsant in terms of total prescription volume and dollar sales in its first twelve months on the US market.

Beyond launch investments, substantial resources were dedicated to growth drivers. Diovan, now commands a 33% share of its US market segment and currently accounts for more than 34% of new prescriptions in its category. It continued to be the fastest growing top-ten branded antihypertensive in the US. Continued investment was put into Lamisil and a new direct-to-consumer campaign started in March.

Pipeline delivers a series of new products; new data published

Global applications for marketing authorization were submitted for Glivec, just
2.7 years after the first trials in man were initiated, making its development one of the fastest ever. It was granted priority review and orphan drug status in the US. New data published in the New England Journal of Medicine, showed excellent efficacy and tolerability in chronic myeloid leukemia patients and remarkable results in a single-patient case study of gastrointestinal stromal tumor (GIST).

Ongoing phase III trials with the novel transplant drug Certican, have been amended to investigate the use of reduced doses of Neoral in combination therapy. The intention is to further strengthen the approval application, the filing of which has been rescheduled from mid year to the fourth quarter of 2001.

Novartis anticipates the FDA Advisory Committee to convene in the third quarter. As a result, the approval of Xolair (asthma and allergic rhinitis) is expected in the latter part of 2001 or early in 2002.

Novartis Oncology has chosen not to continue development of the investigational multi-drug resistance inhibitor Amdray since its ovarian cancer trial did not demonstrate a meaningful improvement in comparison with the control.

Clinical studies published on Elidel, a new non-steroidal cream under development for eczema, demonstrated significant reductions in eczema flares, in the severity of itching and in the need for topical corticosteroid therapy. Elidel provided better long-term control especially in very young children. Following encouraging results for Elidel as a potential treatment for psoriasis, Novartis plans to move into clinical phase III of development with pivotal trials to start in 2002.

Generics (+7% in local currencies)

The bulk pharmaceuticals business, in particular antibiotics, reported a good performance thanks to a partial recovery of prices in the penicillin and erythromycin markets.

The retail business continued to perform well except in the US, where price pressures again had a negative impact. Growth in Latin America was driven by strong sales in Mexico. In Germany, Azupharma reported a modest increase in sales.

The Sector benefited from last year's acquisitions and further enhanced its global reach and market presence through the recent strategic acquisition of Lagap Pharmaceuticals in the UK.

Consumer Health (+3% in local currencies)

OTC sales were up 6%, driven by the sales gains of Voltaren Emulgel (inflammation), Lamisil cream (antifungal) and Venoruton (varicose veins). Sales grew despite the weak cough and cold season and the withdrawal of products containing phenylpropanolamine. Lamisil cream was successfully launched in the over-the-counter markets of Germany and the UK, and the new Novartis-Kao joint venture in Japan distributed its first products.

The growth in Medical Nutrition (+4%) reflected good results in Europe and Latin America. The US performance eased down due to a 6% decline in the tube feeding business, which represents 42% of the portfolio. Forthcoming new product launches (Vivonex RTF and glutamine packets) will support future sales growth.

In Health & Functional Nutrition (+1%), Gerber sales were up 8.2% as its share of the baby/toddler food segment surpassed 74%. Contrastingly, sales growth slowed down compared with the first quarter of last year due to sales declines in Poland, the Netherlands and Austria. Strong sales growth was posted by the slimming business in Europe and Australia.

CIBA Vision (+47% in local currencies)

The lens business achieved strong sales growth driven by volume increases in the Focus brand of contact lenses, despite the difficult market environment and inventory reductions by distributors. Sales of lens-care products were impacted by the continued decline of conventional lenses in favor of disposable contact lenses such as Focus DAILIES. A significant boost was added by the successful acquisition of Wesley Jessen, which contributed 43 percentage points to the underlying growth.

In the first quarter, CIBA Vision launched Freshlook ColorBlends Toric lenses, the world's first disposable cosmetic toric lenses. The company also received FDA marketing clearance for Focus DAILIES Progressives, the world's first daily disposable multifocal lens for presbyopic correction.

Animal Health (+0% in local currencies)

First quarter sales were underpinned by the significant growth of Tiamulin (respiratory and gastroenteric diseases in pigs) and by the recently acquired vaccine businesses. Fortekor, the heart failure product for dogs also grew strongly, boosted by the additional indication of renal insufficiency in cats.

The positive trend was offset by the Farm Animal Business crisis in the UK (foot-and-mouth disease) and by slow sales of parasite treatments in the US pet segment.

Increased attractiveness of Novartis' shares

The plan for a 1:40 split in Novartis' shares was approved at the shareholder's AGM in March. Implementation is expected early next month, with the new shares trading on the Swiss exchange as of 7 May, when the respective legal changes will have taken effect. This should increase their attractiveness for retail investors and will align the shares one to one with Novartis' American Depositary Shares.

The Group has initiated its second share repurchase program via a second trading line for a total of CHF 4 billion (USD 2.3 billion). To date, 456 000 shares have been repurchased for a total of CHF 1.2 billion (USD 0.7 billion).

Outlook

With several new pharmaceutical launches ahead, Novartis expects strong continued growth in the current year: Starlix (type 2 diabetes) is being introduced in the US and in Europe. Zometa (hypercalcemia of malignancy) is being rolled out in Europe, while its US approval is pending. Zelmac* (irritable bowel syndrome) and Xolair (asthma and allergic rhinitis) are currently undergoing regulatory review. Glivec, the breakthrough in CML, was filed globally in February and has been granted priority review by the FDA.

The new business unit structure in Pharmaceuticals and further expansion of the sales force will allow sharper focus and significant resource allocation both to key growth drivers and to new product introductions.

Novartis anticipates growth in Pharmaceuticals to be in line with the market for the full year. For Consumer Health and CIBA Vision, growth is expected to continue at a similar rate throughout the year, whilst Generics and Animal Health are expected to pick up in the second half.

Marketing and sales investments in 2001 for new pharmaceutical product launches will increase by an extra CHF 1 billion (USD 0.6 billion) - as previously announced. As a result, a contraction in the restated Pharmaceuticals margin of approximately two percentage points is expected for the near term. An improvement is expected mid term but not before 2003.

On the Group level a decline in operating margin between 1 and 2 percentage points is expected. In spite of this and barring any unforeseen disturbances, full-year operating income and net income are expected to exceed last year's level on an ongoing basis.

This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "expects", "estimates", "promising", "will", "anticipates" or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of new products expected to be introduced by the Group and anticipated customer demand for such products. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Group to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to clinical trials and product development, unexpected regulatory delays or government regulation generally, and obtaining and protecting intellectual property, as well as factors discussed in the Group's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69,000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.


----------
* Name subject to change in US

Further key reporting dates for 2001 are as follows:

                     16 August 2001 - Half-year results
                     18 October 2001 - Nine-month and third quarter sales 7 February 2002 - Full year results

                                      # # #

[Novartis Logo]                                        Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            --------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
            --------------------------------------------------------


Final decision on approval of generic cyclosporin in the UK to be made by European Court of Justice

Basel, Switzerland, 11 April 2001 - The United Kingdom Court of Appeal has referred to the European Court of Justice (ECJ) the final decision on the marketing authorization for SangStat's generic cyclosporin in the UK. This process relates to a previous Medicines Control Agency (MCA) decision to approve SangCya(R) oral solution based on Novartis' data filed for Neoral(R).

Neoral has been available in the UK since 1995 for prevention of rejection in kidney, liver and heart transplant patients and for the treatment of certain auto-immune diseases.

Novartis believes that data, which it provided to obtain its marketing authorization for Neoral, has been inappropriately utilized by the MCA to facilitate the approval process for SangCya generic cyclosporin. The questions submitted by the Court of Appeal to the ECJ seek to clarify interpretation of specific aspects of Article 4.8(a)(iii) of Council Directive 65/65/EEC.

"The decision made by the UK Court of Appeal reflects the relevance of our arguments and Novartis will vigorously defend its position", said Adrian Adams, Chief Executive Officer and Country President, Novartis Pharmaceuticals UK Ltd. "We believe there are important principles of great interest to the R&D based pharmaceutical business at stake here. Our customers rely on the products, services and future results of our extensive R&D program. This level of support can only be maintained if our proprietary data rights on our innovative research work are respected."

Novartis Pharmaceuticals UK Ltd. researches, develops, manufactures and markets leading innovative prescription drugs used to treat a number of diseases and conditions including central nervous system disorders, organ transplantation, cardiovascular diseases, dermatological diseases, cancer and arthritis. The company's mission is to improve people's lives by pioneering novel healthcare solutions.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel,

Switzerland, Novartis employs about 67,600 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

[Novartis Logo]                                        Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            --------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
            --------------------------------------------------------


Novartis receives European approval for Starlix(R), first in a new drug class for treatment of type 2 diabetes
New drug works to control underlying diabetes defect

Basel, Switzerland, 5 April 2001 -- Novartis announced today that the European Commission has granted marketing approval in the EU for Starlix(R) (nateglinide), a D-phenylalanine (amino acid) derivative, the first in a new class of drugs for the treatment of type 2 diabetes. Starlix has been approved in combination therapy with metformin in type 2 diabetes patients inadequately controlled despite a maximally tolerated dose of metformin alone. This announcement follows approvals in other countries including the United States, Switzerland and Brazil.

"The approval of Starlix represents an important and necessary advance in the management of mealtime hyperglycemia," said Thomas Ebeling, CEO of Novartis Pharma AG. "Combining two medications that address different metabolic defects in type 2 diabetes provides a powerful therapeutic option that may ultimately help to reduce long-term complications of the disease."

Starlix and metformin have complementary modes of action that together address the two main defects of type 2 diabetes: loss of early phase insulin secretion at mealtimes and development of insulin resistance. The loss of early phase insulin secretion contributes to generate dangerous mealtime glucose spikes that have been identified as an important risk factor for cardiovascular disease and mortality in patients with type 2 diabetes. Mealtime glucose spikes have been referred to as the new hidden threat in type 2 diabetes because they are a risk factor for mortality and yet are measured relatively infrequently.

"Starlix stimulates early phase insulin secretion, the body's first defense against mealtime glucose spikes," explained Professor Robert Heine, Director of the Diabetes Center, Vrije Universiteit Medical Center, Amsterdam. "In contrast, metformin primarily decreases the baseline glucose levels. Clinical trials showed that the combination of Starlix with metformin manages the entire glycemic risk by reducing both the glycemic excursions and the fasting glucose levels."

With its "fast-on" action in response to blood sugar fluctuations, Starlix restores the body's natural early insulin secretion patterns, providing an effective means to prevent mealtime glucose spikes. Starlix also has a "fast-off" action, reducing the risk of excess insulin being produced (hyperinsulinemia) as well as the risk of hypoglycemia between meals. Since

Starlix responds to the amount of glucose in the blood, the potential for hypoglycemia is limited even in situations where a patient has missed a meal.

The European approval was based on data from clinical trials which involved more than 3100 patients with type 2 diabetes. The combination of Starlix with metformin induced a clinically relevant improvement of glucose control assessed by relevant HbA1c (hemoglobin A1c) reductions at all baseline HbA1c levels. The combination of both drug treatments is well tolerated and is not associated with relevant weight gain. Symptoms of hypoglycemia, the only treatment-related adverse effect of this combination, were of mild nature, short duration and responded quickly to sugar intake. Starlix has a strong safety and tolerability profile.

Starlix has been approved in a 60 mg starting dose, increased to 120 mg if necessary. The maximum recommended single daily dose is 180 mg taken before 3 main meals.

Diabetes -  a global problem
Globally, it is estimated that 125 million people have type 2 diabetes - 21 million of whom are Europeans. This figure is expected to rise to 300 million by the year 2025. The main reasons for the increasing prevalence are earlier detection and treatment, longer survival, urbanization, and changes in lifestyle such as reduced physical exercise, dietary changes and obesity.

Novartis has a co-promotion agreement with Merck KGaA in several major European countries.

The forgoing press release contains forward-looking statements which can be identified by terminology such as "helps to control", "has shown to be", "helps prevent", "tends to", "were observed" or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned clinical trials will result in the commercialisation of any product in any market. Any such commercialisation can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general.

Novartis (NYSE:NVS) is world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 67,600 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

For further product information please consult http://www.starlix.com.

For further information on type 2 diabetes please consult http://www.diabetesandhealth.com.

[Novartis Logo]                                        Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            --------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
            --------------------------------------------------------

The New England Journal of Medicine publishes Phase I data on Glivec(R), an investigational anti-cancer therapy

NEJM Features Novel Agent's Activity in Chronic Myeloid Leukemia (CML) and Gastrointestinal Stromal Tumors (GIST)

Basel, Switzerland, 4 April 2001 - The New England Journal of Medicine (NEJM) today published Phase I data regarding Glivec(R) (imatinib)*, the oral investigational agent from Novartis Oncology for the treatment of patients with chronic myeloid leukemia (CML). Also featured in this issue of the NEJM is a case history of the treatment of a patient with a gastrointestinal stromal tumor
(GIST). GISTs are solid tumors that express an activated protein shown to be inhibited by Glivec. The publication of these studies comes shortly after Novartis submitted applications with health authorities globally seeking marketing authorization for Glivec for the treatment of patients with chronic myeloid leukemia (CML) in blast crisis, accelerated phase or in chronic phase after failure of interferon-alpha therapy.

The applications are supported by data from three large Phase II studies of approximately 1 230 patients in 32 centers in five countries. To date, Glivec has been studied in more than 5 000 patients in 30 countries. Submissions have taken place in the United States, the European Union, Canada, Switzerland and Australia, with the application to be filed shortly in Japan.

Results Among CML Patients
NEJM cites that in the Phase I clinical trial evaluating Philadelphia-chromosome-positive CML patients in chronic phase who were resistant or intolerant to interferon, 98% of these patients (53 of 54 total) achieved a complete hematological response which has been maintained in 96% (51 of 53) of patients. A major cytogenetic response was found in 31% of patients (17 of 54 total), which thus far have been durable. 13% (7 of 54 total) of these patients had a complete cytogenetic response. A cytogenetic response indicates the disappearance or reduction of Philadelphia-chromosome-positive cells. In the portion of this Phase I study evaluating Philadelphia-chromosome-positive patients in myeloid blast crisis, 55% of patients (21 of 38 total) achieved a hematological response (11% were complete responses). In the study arm evaluating Glivec in patients with acute lymphoblastic leukemia


----------
* in the U.S.: Glivec(TM)(imatinib mesylate)

(ALL), 70% (14 of 20 total) achieved a hematological response (20% were complete responses). Most of these patients began to relapse after 3 or 4 months.


More recent data from the Phase II studies support the global filings.

"Novartis is excited about the results we've seen with Glivec in CML and we believe the drug represents a strong and rational model for a targeted approach to future cancer therapeutics research," said David Parkinson, MD, vice president, clinical research, Novartis Oncology. "Based on preclinical research, Novartis is beginning to study Glivec in solid tumors, such as GIST, that have expressed abnormal biochemical activities related to specific receptors that the agent targets. Our hope is that Glivec - and targeted agents like it - will result in more effective treatments with fewer side effects. "

Activity in GIST
Data from the case history featured in NEJM suggest that Glivec may have a role in patients with advanced, malignant GIST. The case history indicated that a considerable reduction in the patient's total tumor size, as assessed by positron emission topography (PET)-scan images, was achieved within two weeks after treatment began. An objective, partial response, with 52% reduction in the total size of liver metastases, was achieved within one month after starting Glivec. At the time of publication of the data - slightly more than one year after the first dose of Glivec - all sites of tumor continued to respond to treatment.


Glivec is still at an early phase of clinical testing for GIST. Its safety and efficacy have not yet been established in this patient population, and clinical trial participants are being closely monitored.

About Glivec
Glivec represents a new type of antiproliferative agent called a signal transduction inhibitor (STI), which has been shown to have the potential to interfere with intracellular signaling pathways that have implications in tumor development. Glivec molecularly targets an abnormal protein produced by the specific chromosomal abnormality called the Philadelphia chromosome, which is present in a majority of patients with CML.

Glivec also has been shown to have the potential to target the c-kit protein tyrosine kinase receptor. This receptor is present, and in a majority of cases mutated, causing it to be continually active in GIST. Because Glivec demonstrated clinical activity in GIST, Novartis has expanded its trials to include inoperable or metastatic GISTs. These GIST trials are based on a collaborative, worldwide effort to treat more than 1 000 patients and will include clinical trials in conjunction with cancer cooperative groups in the United States, Canada, Europe, Australia, and potentially other organizations in Latin America and throughout the world.

Additionally, in programs of small-scale (proof-of-concept) studies, Novartis recently began investigating the role of Glivec in other solid tumors in which the biological mechanisms suggest potential activity for Glivec, including hormone refractory prostate cancer, glioma (a cancer of the brain) and small-cell lung cancer. These pilot studies are intended to establish the basis for further investigations in clinical trials.

In clinical trials in CML, Glivec has been well tolerated with side effects including nausea, muscle cramps, edema, skin rash, diarrhea, heartburn and headache, which have been largely mild or moderate in intensity. Fewer than 3% of patients have experienced serious side effects such as the potential for liver toxicity, fluid retention and hemorrhages.

Outside the United States, patients interested in more information on these studies should contact the Medical Department of the local Novartis Pharma Company or consult the "contact us" section of the company's website, www.pharma.novartis.com.

Clinical Development Accelerated by Novartis
As a result of the Phase I results, which eventually drew widespread demand for Glivec (STI571 at that time) by CML patients, Novartis recognized the potential impact this agent could have on the CML community and prioritized and accelerated the compound's development with all diligence.

Additional resources were devoted to supporting, expediting and expanding the clinical program. Novartis also increased the technical resources and capacities devoted to the product, transferring production of Glivec directly to large, commercial-scale manufacturing facilities. Manufacturing Glivec entails many processes to ensure a high purity and reproducible drug substance. The company initiated measures that decreased the complex procedures to a production time of approximately 9 to 12 months.

This release contains certain "forward-looking statements" relating to the company's business, which can be identified by the use of forward-looking terminology such as "will," "believe," "hope," "result in," "potential impact," "potential," "seeking marketing authorizations," or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of a new product, Glivec, for which the company has filed global marketing applications. Such statements reflect the current views of the company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Glivec to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to unexpected regulatory delays, future clinical trial results, government regulation or competition in general, as well as factors discussed in the company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 67 600 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

Media Only
Additional information is available via the Novartis Oncology Virtual Press Office, (www.novartisoncologyVPO.com). The site features a webcast of a recent media backgrounding session on Glivec and information about other Novartis Oncology products.

[Novartis Logo]                                        Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            --------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
            --------------------------------------------------------


Ground breaking study on track to show effects of cholesterol-lowering treatment in kidney transplant patients

Basel, 3 April 2001 - For the first time, a clinical trial is to be conducted with the specific aim of assessing the effects of a 'statin' in kidney transplant patients. Statins are a class of drug commonly prescribed for lowering cholesterol. Details of the trial, which is known by the acronym 'ALERT' (Assessment of Lescol(R), fluvastatin, in Renal Transplantation), are published in a methodology article in the current issue of the Journal of Cardiovascular Risk(1).

`Treatment of cardiovascular illness in kidney transplant patients represents a large unmet medical need in the community' says Professor Hallvard Holdaas, principal investigator in ALERT. `The effects of lipid-lowering treatment with statins on death and cardiovascular events in kidney transplant patients have never been assessed. With ALERT we will answer the question as to whether a statin significantly reduces cardiovascular events in this patient group.'

Primary outcome of ALERT is the long-term effect of treatment with Lescol on the time to the first major adverse cardiac events (MACE). These include cardiac death, myocardial infarction or the need for a revascularisation procedure (re-transcatheter therapy, ie angioplasty, stent, laser, atherectomyocoronary or bypass graft).

Transplant management has improved greatly over the past decades, but patients still die prematurely. The greatest risk facing transplant patients is disease of heart or blood-vessels. At least one third of early deaths in kidney-graft recipients are caused by cardiovascular illnesses.

This risk has long been linked to the fact that transplant patients have higher levels of blood lipids than people in general. There is a well-established connection between cardiovascular disease and high levels of LDL cholesterol and total cholesterol and triglycerides in the general population. The elevated levels of these blood lipids after kidney transplantation tend to persist over many years.



----------
1 Journal of Cardiovascular Risk, 2001, vol 8, issue 2, pages 63-71).

But despite this long association, the effects of lipid-lowering treatment on the risk of cardiovascular complications after kidney transplantation have never been tested in a large-scale clinical study. With Lescol and ALERT, this question is finally being addressed.

ALERT is an international, multicentre, randomised, double-blind, placebo-controlled, trial carried out in 75 centres in 8 European countries and in Canada. ALERT enrolled 2,100 patients who had undergone kidney transplantation more than 6 months before the start of the study and received cyclosporin microemulsion (Neoral(R)) for at least one month following transplantation. ALERT will run for a total of 5-6 years, with first results anticipated in 2003.

ALERT will provide urgently needed data, not only on the effect of statins on MACE but also on rejection of kidney grafts as well as on safety. Patients who have undergone renal transplantation are already on very complex drug regimens, including immunosuppressive medication, diuretics and antihypertensive agents. It is imperative to assess the safety of adding statins to these regimens.

Statins, or HMG CoA inhibitors, to which Lescol belong, are a class of lipid-lowering agents that act through blocking the enzymatic pathway for cholesterol synthesis in the liver. In particular, Lescol has very few interactions with other drugs and is well tolerated together with immunosuppressing agents such as Neoral(R)(2). This could make Lescol particularly suitable in patients who have received a kidney transplant.

Novartis launched Lescol in 1994 and there are more than 100 recently completed or ongoing clinical trials worldwide with this agent among various populations, including patients with diabetes, hypertension, CHD and kidney disease. An extended release formulation, Lescol XL was recently launched in the USA, the UK, Switzerland and Brazil. The global launch of Lescol XL will continue during 2001. Lescol XL combines class-equivalent reductions in LDL ("bad cholesterol") and triglycerides with top-in-class increases in HDL ("good cholesterol").

The foregoing press release contains forward-looking statements which can be identified by terminology such as "anticipated", "will answer", "will continue" or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned clinical trials will result in the commercialisation of any product in any market. Any such commercialisation can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 67,600 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.



----------
2 Corsini 1999, Pharmacology & Therapeutics 84:413-428.

[Novartis Logo]                                        Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            --------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
            --------------------------------------------------------


Novartis Generics acquires Lagap Pharmaceuticals in the UK

Strategic acquisition provides Novartis Generics with immediate entry into fourth largest pharmaceuticals market in Europe

Basel/Kundl, 2 April, 2001 - Novartis Generics today announced that it has completed the acquisition of Lagap Pharmaceuticals Ltd, a leading marketer of generic pharmaceuticals located in Bordon, Hampshire, UK from Adcock Ingram Ltd. of South Africa. Financial details were not disclosed. Generic pharmceuticals are drugs that are no longer protected by patents.

Ranked among the leading British generic pharmaceutical companies, Lagap markets a broad range of dosage forms and presentations of retail generics in the UK, which are produced by third parties. The company achieved sales of GBP 27 million (EURO 43 million) in 2000 and has about 70 employees.

Oswald Sellemond, Head of Novartis Generics, commented: "As a global leader in generics our strategic goal is to be present in every major pharmaceuticals market. The UK is the fourth largest European pharmaceuticals market and is the number two generics market in Europe. The acquisition of Lagap provides us a successful entry into the British generics market".

This is one of a series of acquisitions made by Novartis Generics over the past twelve months including: Grandis in Germany, SBPA in Australia, the European generics business of BASF, the US-generics business of Apothecon/BMS, Labinca in Argentina and, at beginning of this year, a production plant for a cefalosporine-antibiotics from Aventis in Germany.

Novartis Generics has two businesses and is comprised of companies that provide high-quality, generic pharmaceuticals and active ingredients for pharmaceutical and biotech industry. Through its expertise in production and formulation, Novartis Generics is in a strong position to offer their customers a large and affordable selection of high-quality medicines. Overall, the sector employs about 5700 people, achieving sales of CHF 1.9 billion in 2000. (Internet: http://www.gx.novartis.com)

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 67,600 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.


                                      # # #

[Novartis Logo]                                        Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            --------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
            --------------------------------------------------------


Novogyne Pharmaceuticals acquires CombiPatch(TM) from Aventis

Estrogen/Progestin skin patch for menopausal symptoms to further strengthen women's health franchise

East Hanover, NJ and Miami, FL, April 2, 2001- Novartis Pharmaceuticals Corporation and Noven Pharmaceuticals, Inc. announced today that their joint venture, Novogyne Pharmaceuticals, has acquired the U.S. rights to market CombiPatch (TM) (estradiol/norethindrone acetate transdermal system) from Aventis Pharmaceuticals, the U.S. pharmaceuticals business of Aventis Pharma AG. The transdermal hormone replacement therapy will be marketed by Novogyne together with Vivelle(R) (estradiol transdermal system) and Vivelle-Dot(TM) (estradiol transdermal system).

"CombiPatch will further strengthen our women's health franchise and is a perfect complement to Vivelle and Vivelle-Dot -- Novogyne's estrogen-only skin patches," said Robert C. Strauss, President of Novogyne. "With the addition of CombiPatch, the Novogyne sales force now offers the most advanced and complete transdermal hormone replacement portfolio in the United States."

About CombiPatch

CombiPatch is a translucent, thin, adhesive-based matrix transdermal drug delivery system that is worn on the lower abdomen. It releases both estradiol (an estrogen) and norethindrone acetate (a progestin) continuously upon application to the skin and delivers the medication in a steady and predictable manner. CombiPatch is indicated for use in menopausal women with an intact uterus for the relief of moderate-to-severe vasomotor symptoms such as hot flashes, night sweats and vaginal dryness. It is the first and only combination estrogen/progestin transdermal patch available for hormone replacement therapy in the United States.

About Vivelle/Vivelle-Dot

Vivelle and Vivelle-Dot are estrogen skin patches indicated for use in menopausal women for the relief of moderate-to-severe vasomotor symptoms such as hot flashes, night sweats and vaginal dryness. Vivelle is also indicated for the prevention of postmenopausal osteoporosis.

Safety Information

In the three-month vasomotor clinical trial of CombiPatch, the most common adverse events were breast pain and dysmenorrhea. The most commonly reported systemic adverse event with Vivelle-Dot was mild headache. Systemic adverse events with Vivelle reported in clinical trials include headache, breast tenderness, fluid retention and back pain. Estrogens/progestins combined should not be used in women with known or suspected pregnancy, breast cancer, or estrogen-dependent neoplasia, undiagnosed abnormal genital bleeding, active thrombophlebitis or thromboembolic disorders, or a documented history of these conditions, or stroke. Estrogens given without progestins have been reported to increase the risk of endometrial carcinoma in postmenopausal women. Progestins taken with estrogen drugs significantly reduce, but do not eliminate, the risk of endometrial cancer that is associated with the use of estrogen.

More than one million women in the United States undergo menopause each year. Clinical studies indicate that the addition of a progestin to an estrogen replacement regimen at least 12 days per cycle reduces, but does not eliminate, the incidence of endometrial hyperplasia and the potential risk of endometrial cancer in women with an intact uterus.

About Noven

Noven Pharmaceuticals, Inc. (Nasdaq:NOVN), headquartered in Miami, Florida, is a leader in the development of transdermal and transmucosal drug delivery systems and technologies. Noven has developed and presently manufactures a series of leading-edge products, including the world's smallest estrogen transdermal delivery system and, the United States' only combination estrogen/progestin transdermal delivery system. With a wide range of additional products in development, Noven is committed to becoming the world's premier developer, manufacturer, and marketer of transdermal and transmucosal drug delivery systems. For more information on Noven, please visit www.noven.com.

About Novartis

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 67,600 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

For more information or a copy of the full prescribing information for Combipatch, Vivelle or Vivelle-Dot, please visit www.combipatch.com, www.novogyne.com or telephone 1-888-NOW-NOVA.

This release contains certain "forward-looking statements," relating to the companies respective businesses, which can be identified by the use of forward-looking terminology such as "will further strengthen," "will be marketed," "is a perfect complement to," or similar expressions or by discussions of strategy, plans or intentions. Such statements include descriptions of the product to be introduced by the companies and anticipated customer demand for such product. Such statements reflect the current views of the companies with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to product development, unexpected regulatory delays or government regulation generally, and competition in general, as well as factors discussed in the Form 20-F filed by Novartis AG, and the most current Form 10-K and Form 10-Q filed by Noven, with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

                                       ***

For more information, contact:

Cathy J. Yarbrough
Novartis Pharmaceuticals Corporation
+1-973-781-5385
OR
Gina Moran
Novartis Pharmaceuticals Corporation
+1-973-781-5567


Joseph C. Jones
Noven Pharmaceuticals, Inc.
+1-305-253-1916

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              Novartis AG


Date:    May 10, 2001                         By:  /s/ Raymund Breu
                                                  -----------------------------
                                              Name:    Raymund Breu
                                              Title:   Chief Financial Officer